SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, February 3, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs that by meeting of the Board of Directors held on January 31, 2022, it was resolved to appoint Mr. David Williams, current Alternate Director of the Company appointed at the meeting of December 12, 2019, to assume the character of Regular Director in replacement of Mr. Marcos Oscar Moisés Fischman and until the expiration of the mandate that will take place on 06/30/2022.

Mr. Williams has a B.A. from Tufts University and a J.D. degree from Georgetown University School of Law. He was a partner at the renowned law firm Simpson Thacher & Bartlett in New York City, which he joined in 1983. He has focused on cross-border corporate transactions in Latin America for more than 25 years. He specializes in mergers and acquisitions, corporate and project financings, restructurings, corporate governance, and other complex corporate matters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

February 3, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets